UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

Commission File Number 1-15401
ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

ENERGIZER HOLDINGS, INC.
533 Maryville University Drive
St. Louis, Missouri 63141
(314) 985-2000

Energizer Holdings, Inc. Savings Investment Plan
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements Of Net Assets Available For Benefits
Statements Of Changes In Net Assets Available For Benefits
Notes To Financial Statements

Supplemental Schedule

Report Of Independent Registered Public Accounting Firm On Supplemental Information

Schedule Of Assets Held At End Of Year

Signatures

Exhibit Index

Report Of Independent
Registered Public Accounting Firm

Energizer Plans Administrative Committee
Energizer Holdings, Inc. Savings Investment Plan
Saint Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Energizer Holdings, Inc. Savings Investment Plan (the Plan) as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP

St. Louis, Missouri
June 23, 2011

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010		2009
	(dollars in thousands)
Assets
Investments, at fair value (Notes 5 and 6)
Registered Investment Companies:
Vanguard 500 Index Fund Signal Shares	$92,042	*	$83,643	*
Vanguard International Growth Fund	49,241	*	43,792	*
Vanguard Total Bond Market Index Fund Signal Shares	47,789	*	46,081	*
Vanguard Wellington Fund Investor Shares	67,521	*	64,833	*
Vanguard Windsor II Fund Investor Shares	55,469	*	52,463	*
Other	206,175		174,128
Total Registered Investment Companies	518,237		464,940
Common stock - Energizer Holdings, Inc. Stock Fund	61,658	*	61,902	*
Vanguard Retirement Savings Trust (Common/Collective Trust)	136,341	*	135,675	*

Net Assets Available For Benefits (at fair value)	716,236		662,517

Notes Receivable from participants	14,264		13,405
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(5,357)		(2,921)

Net Assets Available For Benefits (at contract value)	$725,143		$673,001

*	Investment represents 5% or more of Plan's net assets.

See the accompanying notes to financial statements.

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS

	For The Years
	Ended December 31,
	2010	2009
	(dollars in thousands)
Additions To Net Assets Attributed To:
Employer contributions	$8,106	$8,296
Participant contributions	26,594	28,098

Total Additions	34,700	36,394

Deductions From Net Assets Attributed To:
Benefits paid	56,312	54,772
Administrative expenses	245	236

Total Deductions	56,557	55,008

Income:
Investment income
Interest and dividends income	13,834	13,835
Net appreciation in fair value of investments	59,425	86,619
Net Investment Income	73,259	100,454
Participant loan interest income	740	888

Total Income	73,999	101,342

Net Increase	52,142	82,728

Net Assets Available For Benefits - Beginning Of Year	673,001	590,273

Net Assets Available For Benefits - End Of Year	$725,143	$673,001

See the accompanying notes to financial statements.

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 And 2009
(Dollars in thousands, except where stated otherwise)

1.	Description of the Plan

The following is a summary description of the Energizer Holdings, Inc. Savings Investment Plan (the Plan) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Energizer Holdings, Inc. (the Company) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. It is the Company’s intent that the Plan meets the requirements of Section 404(c) of ERISA. Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant’s exercise of control over assets in the participant’s Plan account.

Plan Participation

Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to the U.S. Federal Insurance Contributions Act tax.

Eligible employees may participate in the Plan immediately upon hire. Eligible employees are automatically enrolled as Plan participants following 30 days of employment, unless within such 30 day period they either opt out of participation or elect to begin participation earlier. Under the automatic enrollment process, contribution levels and investment choices are pre-determined, unless employees take action to increase or decrease contributions or change investment direction.

Contributions

Participants can contribute from 1% to 50% of their compensation, as defined by the Plan, in 1% increments on a before-tax basis, subject to Internal Revenue Service (IRS) limits. Employees who are automatically enrolled in the Plan contribute 6% on a before-tax basis, unless they take action to change the contribution percentage. Before-tax contributions not exceeding 6% of the participant’s compensation are matched 50% by the Company. Participants can also contribute from 10% to 22% of compensation, in 1% increments, on an after-tax basis, subject to IRS limits.

Prior to January 1, 2010, after-tax contributions not exceeding 1% of a participant’s compensation were matched 325% by the Company. This match was separately credited to a participant’s PensionPlus Match Account in the Energizer Holdings, Inc. Retirement Plan, the Company’s non-contributory defined benefit pension plan covering substantially all domestic employees. Prior to January 1, 2010, employees who were automatically enrolled in the Plan and who took no action to change the automatic enrollment choice contributed 1% on an after-tax basis.

Effective January 1, 2010, the Plan was amended to allow the Company to no longer match after-tax contributions and to discontinue automatic enrollment in after-tax contributions.

Investment Options

All participant contributions and Company matching contributions are invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant.

Vesting

Employee before-tax and after-tax contributions and earnings thereon vest immediately. Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of service. Participants are 100% vested in Company matching contributions and earnings thereon after four years of service. In the event of a participant’s attainment of age 65, retirement (termination of employment after age 55), death, total and permanent disability, or termination of employment within 12 months following a change in control (as defined by the Plan), Company contributions and earnings thereon become 100% vested, even if the participant has been credited with fewer than four years of service.

Payment of Benefits

Upon death, termination of employment, or attainment of age 70½, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account or in various installment options specified in the Plan. Participant accounts with vested balances of $1 or less will be automatically distributed unless otherwise instructed.

Plan In-Service Withdrawals

In-service withdrawals of before-tax contributions and the vested portion of the Company’s matching contributions contributed to this Plan may be made prior to termination or retirement in the event of financial hardship or any time after the participant attains age 59½. For all participants, hardship distributions are limited to the amount required to meet the need created by the hardship. After-tax contributions and earnings thereon may be withdrawn at any time.

Participant Loans

Participants may borrow from their accounts subject to the provisions of the Plan. Loans are limited in the aggregate to the lesser of 50% of the vested amount in the participant’s account or $50, reduced by the highest outstanding participant loan balance in the one year period ending immediately before the date of the new loan. The minimum loan amount is $1. Participants pay interest on such loans, at a fixed rate of 1% above the prime rate, determined as of the first day of the month in which the participant applies for the loan. Participant loans can be up to a maximum loan period of five years for general-purpose loans and 10 years for the purchase of a principal residence. Loan repayments are made through payroll deduction each pay period. Participants must agree orally (ratified by subsequent cashing of the loan check), electronically, or in writing to the terms of the loan. In the event of the participant’s termination, the unpaid balance, if not repaid, will be subtracted from the participant’s final distribution. Participant loan interest rates range from 4.3% to 9.5%, maturing at various dates through January 2021.

Forfeitures

Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon that are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes any remaining required period of service. Forfeitures, net of amounts restored, are used to reduce future Company matching contributions required under the Plan. Forfeitures were $148 and $89 for the years ended December 31, 2010 and 2009, respectively.

Plan Administration

The Plan is administered by the Energizer Plans Administrative Committee (EPAC). EPAC, which reviews and determines benefit appeals by participants, has the exclusive right to interpret the Plan and to decide matters arising under the Plan or in connection with its administration, including determination of eligibility for, and the amount of distributions and withdrawals. Members of EPAC are Company employees and are appointed by the Company’s Board of Directors. They are listed as follows:

Daniel J. Sescleifer	Executive Vice President and Chief Financial Officer
William C. Fox	Vice President and Treasurer
Peter J. Conrad	Vice President, Human Resources
John J. McColgan	Vice President and Controller
Joseph J. Tisone	Vice President, Global Operations – Household Products
Geraldine S. Auger	Vice President, Global HR Programs
David S. VerNooy	Vice President, Research, Development and Engineering – Schick-Wilkinson Sword

Vanguard Fiduciary Trust Company (Vanguard) is Trustee of the assets of the Plan. As Trustee, Vanguard has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Plan Termination

The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall become fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant’s account shall be distributed to the participant or for the participant’s benefit.

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting, except that distributions to participants are recorded when paid.

Investment Valuation

The following is a description of the valuation methodologies used for assets measured at fair value. See Note 6 for further information.

Registered Investment Companies
Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

Common Stock
The Company Stock Fund is valued at the NAV of shares held by the Plan at year-end. The NAV is determined by dividing the net assets of the Company Stock Fund by the number of units outstanding on the day of valuation. The Company Stock Fund is comprised of assets that are traded on an active market and cash equivalents.

Common/Collective Trust
Units of the Retirement Savings Trust (the Trust) are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. As described in accounting guidance on Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance previously mentioned, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

The Trust invests primarily in traditional investment contracts and synthetic investment contracts. Traditional investment contracts are valued at fair value by discounting expected future cash flows to present value. Synthetic investment contracts consist primarily of mutual funds and bond trusts, which are valued at the net asset value of each fund or trust as of the close of the New York Stock Exchange at the end of the Plan year.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Income Recognition

Interest income is recognized when earned and dividend income is recognized on the date of record. Realized and unrealized gains and losses are determined using the average cost method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Accounting Reclassifications

Certain 2009 amounts have been reclassified to conform to the financial statement presentation used in 2010.

Subsequent Events

The Plan sponsor has evaluated subsequent events and determined that no disclosure is necessary.

Recently Issued Accounting Pronouncements

In 2010, the Plan adopted a recently issued accounting standard that requires participant loans to be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Previously, these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements as described in Footnote 6. This guidance was applied retroactively in 2009 and this standard had no impact on the Plan’s net assets available for benefits.

3.	Related Party and Party-in-Interest

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various investment funds and short-term investments which are owned and managed by Vanguard, as Trustee of the Plan’s assets. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of ERISA.

4.	Income Tax Status

The Plan received a favorable letter of determination from the IRS dated March 6, 2009, indicating compliance with section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and exemption under the provisions of section 501(a) of the Code. Thus, a provision for a federal income tax is not required in the accompanying financial statements. The Plan has been amended since the date of the determination letter, however; the Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s federal tax returns for tax years 2007 and later remain subject to examination by taxing authorities.

5.	Investments

For the years ended December 31, 2010 and 2009, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated by $59,425 and $86,619, respectively, as follows.

	For the Years
	Ended December 31,
	2010	2009
Net appreciation in fair market value:
Registered investment companies	$49,267	$79,054
Common stock - Energizer Holdings, Inc. Stock Fund	10,158	7,565

Total net appreciation in fair market value	$59,425	$86,619

Investments that represent 5% or more of the Plan net assets are separately identified in the “Statements of Net Assets Available for Plan Benefits”.

Common/Collective Trust

The Trust’s underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital. The Trust does not have any unfunded commitments relating to its investments or any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, a change in the qualification status of participant, employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Plan’s management does not believe that the occurrence of any such events is probable.

6.	Financial Instruments Measured at Fair Value

Accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

Under the fair value accounting guidance hierarchy an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Plan’s financial assets, which are carried at fair value, as of December 31, 2010 and 2009 that are measured on a recurring basis during the period, utilizing a market approach valuation technique, segregated by level within the fair value hierarchy.

In 2010, the Plan adopted a recently issued accounting standard, which amended existing disclosures and required disclosure and description of significant transfers in and out of Level 1 and Level 2 fair value measurements. The Plan had no significant transfers during 2010.

	Level 1		Level 2		Total
	December 31,		December 31,		December 31,
	2010	2009	2010	2009	2010	2009
Assets at fair value:
Registered Investment Companies:
Index Funds	$51,061	$47,597	$-	$-	$51,061	$47,597
International Growth Funds	56,342	48,068	-	-	56,342	48,068
Large-Cap Index Funds	177,883	166,954	-	-	177,883	166,954
Money Market Funds	27,476	29,473	-	-	27,476	29,473
Small-Cap Index Funds	58,292	45,655	-	-	58,292	45,655
Target Funds	147,183	127,193	-	-	147,183	127,193
Total Registered Investment Companies	518,237	464,940	-	-	518,237	464,940
Common stock - Energizer Holdings,
Inc. Stock Fund	-	-	61,658	61,902	61,658	61,902
Common/Collective Trust	-	-	136,341	135,675	136,341	135,675
Total assets at fair value	$518,237	$464,940	$197,999	$197,577	$716,236	$662,517

At December 31, 2010 and 2009 the Plan had no Level 3 financial assets or liabilities. There have been no changes in the methodologies used at December 31, 2010 or 2009.

Supplemental Schedule

Report Of Independent Registered Public
Accounting Firm On Supplemental Information

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri
June 23, 2011

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
EIN 43-1863181 PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in Thousands)

	(b) Identity of Issue,		(d)
	Borrower, Lessor, or	(c) Description of Investment Including Maturity Date,	Current
(a)	Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Value
*	Vanguard Group	Aberdeen Em Markets Inst	$3,660
*	Vanguard Group	500 Index Fund Signal	92,042
*	Vanguard Group	Forward:Itl Sm Co;Inst	3,441
*	Vanguard Group	RidgeWorth Small Cap Val; I Sh	7,955
*	Vanguard Group	Small-Cap Index Signal	30,651
*	Vanguard Group	Total Bond Mkt Idx Signal	47,789
*	Vanguard Group	Vanguard Explorer Fund Inv	19,686
*	Vanguard Group	Vanguard Fed Money Mkt	21,023
*	Vanguard Group	Vanguard Infla-Prot Securities	3,272
*	Vanguard Group	Vanguard Int'l Growth Fund Inv	49,241
*	Vanguard Group	Vanguard Prime Money Mkt	6,453
*	Vanguard Group	Vanguard PRIMECAP Fund Inv	30,372
*	Vanguard Group	Vanguard Target Retirement Inc	2,583
*	Vanguard Group	Vanguard Tgt Retirement 2005	1,915
*	Vanguard Group	Vanguard Tgt Retirement 2010	4,844
*	Vanguard Group	Vanguard Tgt Retirement 2015	12,244
*	Vanguard Group	Vanguard Tgt Retirement 2020	14,609
*	Vanguard Group	Vanguard Tgt Retirement 2025	12,559
*	Vanguard Group	Vanguard Tgt Retirement 2030	11,793
*	Vanguard Group	Vanguard Tgt Retirement 2035	7,617
*	Vanguard Group	Vanguard Tgt Retirement 2040	5,055
*	Vanguard Group	Vanguard Tgt Retirement 2045	3,521
*	Vanguard Group	Vanguard Tgt Retirement 2050	2,820
*	Vanguard Group	Vanguard Tgt Retirement 2055	102
*	Vanguard Group	Vanguard Wellington Inv	67,521
*	Vanguard Group	Vanguard Windsor II Fund Inv	55,469
		Total Investment in Shares in Registered Investment Company	518,237

*	Vanguard Group	Vanguard Retirement Saving Trust (Common/Collective Trust)	136,341
		Total Investment in Common/Collective Trust	136,341

*	Energizer Holdings, Inc.	Common Stock - Energizer Holdings, Inc. Stock Fund	61,658
		Total Investment in Common Stock	61,658

*	Loans to Participants	Loans to Participants (various maturity dates through	14,264
		December 2021, 4.25% to 9.50% interest)
		Total Loans to Participants	14,264

			$730,500

	* Investment represents allowable transaction with a party-in-interest.

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGIZER HOLDINGS, INC.

Registrant

By:
/s/ Daniel J. Sescleifer

Daniel J. Sescleifer
Executive Vice President and
Chief Financial Officer
(Duly authorized signatory and
Principal financial officer)

Date: June 23, 2011

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm